Exhibit 99.4

SUPPLEMENTAL INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY SHARES TO ACCOMPANY THE INVITATION AND AGENDA FOR THE 2018 ANNUAL GENERAL MEETING

In this letter (1) “FMC AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to us as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Each of “Management AG”, “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC-AG & Co. KGaA. “THOUS” is used to denote the presentation of amounts in thousands and “M” is used to denote the presentation of amounts in millions. Share data is presented in actual amounts.

As a foreign private issuer under the rules and regulations of the United States (“U.S.”) Securities and Exchange Commission (“SEC”), we are not subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE & Co. KGaA, our general partner and our independent directors, FMC AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, we will furnish to the SEC and make available for holders of our American Depositary Shares (“ADSs”) information which is generally comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading Markets for our Securities; (iii) Directors and Senior Management; (iv) Compensation of the Management Board and the Supervisory Board; (v) Options to Purchase Our Securities, and (vi) Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA. The above information contained in this letter, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC (our “2017 20-F”). Our 2017 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com on the “News and Publications” page. The information in this letter supplements the information in the accompanying convenience translation of the Agenda and Invitation to the Annual General Meeting (“AGM”) to be held on May 17, 2018 (the “2018 AGM Invitation”) and the other reports furnished with the 2018 AGM Invitation.

(i)                         Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council  of April 16, 2014 on market abuse (Market Abuse Regulation or “MAR”), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for us as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. Persons discharging managerial responsibilities, inter alia, include the members of management as well as supervisory boards. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are, under

Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (excluding the 3% threshold).

On June 21, 2017, the Ministry of Finance on behalf of the Kingdom of Norway including attributed subsidiaries, disclosed by means of a notification pursuant to Section 33, 34 of the WpHG (under Sections 21 and 22 WpHG at the date of notification), that 2.86% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.04% of the voting rights of FMC-AG & Co. KGaA were held as of June 16, 2017. Furthermore, on October 24, 2017, BlackRock, Inc., Wilmington, DE, U.S., including attributed subsidiaries disclosed pursuant to Section 33, 34 of the WpHG (Sections 21, 22 WpHG at the date of the notification) that 6.28% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.16% of the voting rights of FMC-AG & Co. KGaA were held as of October 19, 2017.

As of December 31, 2017, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares. At December 31, 2017, Management Board members held options to acquire 819,491 shares of which options to purchase 169,421 shares were exercisable at a weighted average exercise price of €53. See Item (iv), “Compensation of the Management Board and the Supervisory Board,” below.

We have been informed that as of February 16, 2018, Fresenius SE owned 94,380,382, 30.80% of our shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board” in our 2017 20-F. Except for these limitations on Fresenius SE’s right to vote its shares as described below, all of our shares have the same voting rights.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2017, 23,531,946 ADSs, each representing one half of a share, were held of record by 3,000 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, “Articles of Association — Description of American Depositary Receipts” “ in our 2017 20-F.

Security Ownership of Certain Beneficial Owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.29% of the Fresenius SE ordinary shares. See item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA,” below.

(ii)           Trading Markets for our Securities

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (International Financial Reporting Standards, “IFRS”, or U.S. Generally Accepted Accounting Principles, “U.S. GAAP”); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

ADSs representing our ordinary shares have been listed on the New York Stock Exchange (“NYSE”) since October 1, 1996. Trading in the ADSs representing our ordinary shares on the NYSE commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the “Depositary”). For more information regarding ADRs see Item 10.B. “Articles of Association — Description of American Depositary Receipts” in our 2017 20-F.

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

BaFin, an independent federal authority, is responsible for the general supervision of securities trading pursuant to MAR, WpHG and other applicable laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

As of March 16, 2018, the closing price for shares traded on XETRA was €81.96.

		Price per share (€)
		High	Low

2018	March (through March 16, 2018)	85.14	81.96
2018	February	90.24	84.18
2018	January	93.00	86.94
2017	December	88.57	82.65
	November	84.39	82.35
	October	85.22	80.88
	September	82.97	78.73
	August	80.24	76.53
2017	Fourth quarter	88.57	80.88
	Third quarter	85.94	76.53
	Second quarter	88.90	77.97
	First quarter	82.20	74.69
2016	Fourth quarter	81.75	71.62
	Third quarter	85.65	76.77
	Second quarter	80.00	72.02
	First quarter	82.89	71.63
2017	Annual	88.90	74.69
2016	Annual	85.65	71.62
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15
2013	Annual	55.60	47.00

The average daily trading volume of the shares and traded on the XETRA during 2017 was 606,800 shares. This is based on total yearly turnover statistics supplied by XETRA.

Trading on the New York Stock Exchange

As of March 16, 2018, the closing price for the ADSs traded on the NYSE was $50.49.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE.

		Price per Ordinary ADS ($)
		High	Low

2018	March (through March 16, 2018)	52.64	50.49
2018	February	56.68	51.53
2018	January	57.51	52.34
2017	December	52.72	49.76
	November	49.88	47.84
	October	49.89	47.74
	September	49.48	47.08
	August	47.33	44.95
2017	Fourth quarter	52.72	47.74
	Third quarter	49.48	44.95
	Second quarter	49.90	41.50
	First quarter	42.74	39.70
2016	Fourth quarter	43.77	38.37
	Third quarter	47.43	42.88
	Second quarter	45.46	40.60
	First quarter	45.39	39.34
2017	Annual	52.72	39.70
2016	Annual	47.43	38.37
2015	Annual	45.72	35.96
2014	Annual	37.63	32.06
2013	Annual	36.07	31.02

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our AGM.

The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the AGM in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

	2017	2016	2015

Per share amount	€0.96	€0.80	€0.78

Our General Partner and our Supervisory Board will propose to the shareholders at our AGM on May 17, 2018, a dividend with respect to 2017 and payable in 2018, of €1.06 per share. These dividends are subject to approval by our shareholders at our AGM, as more fully described in the 2018 AGM Invitation.

Except as described herein, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. See Item 10, “Additional information — Description of American depositary receipts — Share dividends and other distributions” in our 2017 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax, including a description of the procedures for U.S. ADS holders to apply for a partial refund of such withholding taxes pursuant to the U.S.-German tax treaty, in “Item 10.E. Taxation” in our 2017 20-F.

(iii)         Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz or AktG), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the general partner, see Item 16.G, “Corporate governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2017 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of the full Supervisory Board of the General Partner took place in May 2016. Following Dr. Ulf M. Schneider’s resignation in 2016, Ms. Rachel Empey was then elected as a new member of the General Partner’s supervisory board, effective, as of September 1, 2017. Members of the General Partner’s supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company, and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Except for Mr. Sturm and Ms. Empey, each of such persons is also a member of the Supervisory Board of FMC AG & Co. KGaA.

Name	Current Age
Mr. Stephan Sturm, Chairman(1)	54
Dr. Dieter Schenk, Vice Chairman(1) (4)	65
Dr. Gerd Krick(1) (2)	79
Mr. Rolf A. Classon(1) (2) (3) (4)	72
Mr. William P. Johnston(1) (2) (3) (4)	73
Ms. Rachel Empey	41

(1) Members of the Human Resources Committee of the supervisory board of Management AG

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA along with Ms. Deborah McWhinney (a member of our supervisory board).

(3) Independent director for purposes of our pooling agreement

(4) Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius Management SE’s Chief Financial Officer. Prior to joining Fresenius Management SE in 2005, he was a Managing Director of Credit Suisse First Boston (“CSFB”), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB’s European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Sturm holds a degree in Business from Mannheim University. Additionally, Mr. Sturm is the Chairman of the supervisory board of Fresenius Kabi AG, Vice Chairman of the supervisory board of Vamed AG, Austria as well as a member of the supervisory board of Deutsche Lufthansa AG.

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is also Vice Chairman of our Supervisory Board and Vice Chairman of the supervisory board of Fresenius Management SE. He is an attorney and tax advisor and was a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, Bank Schilling & Co. AG and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and the Chairman of our Supervisory Board since February 2006. He is the Chairman of the supervisory board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the supervisory board of Vamed AG, Austria.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also has served on the Board of Directors of Catalent, Inc. since August 2014 and became a member of the Board of Directors of Perrigo Company plc, beginning on May 8, 2017.

MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since May 2006 and also serves on our Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc. and a member of the Board of Directors of HCR-Manor Care, Inc.

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms.Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an auditor at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 as well as has served on the Board of Directors of Inchcape plc since May 2016.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Current Age	Position	Year term expires

Mr. Rice Powell	62	Chief Executive Officer and Chairman of the Management Board	2022
Mr. Michael Brosnan	62	Chief Financial Officer	2022
Mr. William Valle	57	Chief Executive Officer for North America	2020
Dr. Olaf Schermeier	45	Chief Officer of Global Research & Development	2021
Mr. Kent Wanzek	58	Chief Executive Officer of Global Manufacturing and Quality	2022
Mr. Harry de Wit	55	Chief Executive Officer for the Asia-Pacific	2018

MR. RICE POWELL has been with FMC AG & Co. KGaA since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has nearly 40 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MR. MICHAEL BROSNAN has been with FMC AG & Co. KGaA since 1998. Mr. Brosnan is a member of the Management Board and Chief Financial Officer of Management AG. Mr. Brosnan is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Brosnan was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

MR. WILLIAM VALLE was appointed Chief Executive Officer for Fresenius Medical Care North America (“FMCNA”) effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has nearly 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier served on the supervisory board of Fiagon AG from December 21, 2015 until October 6, 2016. Prior to FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Draeger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charite-clinic and Biotronik, Germany.

MR. KENT WANZEK has been with FMC AG & Co. KGaA since 2003. Mr. Wanzek is a member of the Management Board of Management AG with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for 25 years. Mr. de Wit holds a master’s degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor’s of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands. Mr. de Wit has been a non-executive member of the Board of Directors of New Asia Investments Pte Ltd since March 25, 2014.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2016. The next regular elections will take place during 2021. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16.G, “Corporate governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2017 20-F.

The current Supervisory Board consists of six persons, four of whom — Drs. Krick (Chairman) and Schenk (Vice-Chairman) as well as Messrs. Classon, and Johnston — are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above.

MS. DEBORAH DOYLE McWHINNEY, 62, has been a member of the Supervisory Board since May 12, 2016. Ms. McWhinney is a non-executive director of Lloyds Banking Group, IHS Markit, and Fluor, Inc. She is also a trustee for the Institute of Defense Analyses and the California Institute of Technology. Ms. McWhinney is the former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments. Ms. McWhinney also held various executive positions in the financial services and media industries. She is a member of the Audit and Corporate Governance Committee of FMC AG & Co. KGaA.

MS. PASCALE WITZ, 51, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi’s executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Savencia S.A. since April 20, 2016, Regulus Therapeutics Inc. since June 1, 2017, Horizon Pharma plc since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017. Additionally, Ms. Witz is president and CEO of PWH ADVISORS SASU since November 2017.

The terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The most recent election of members of the Supervisory Board took place in May 2016. Fresenius SE, as sole shareholder of our general partner, does not participate in the vote on discharge of the Supervisory Board. Before the expiration of their term, members of the Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16.G, “Corporate governance — The Legal structure of FMC-AG & Co. KGaA” in our 2017 20-F. Among other matters, the Supervisory Board will, together with the general partner, fix the agenda for the AGM and make recommendations with respect to approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company’s auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements.

Governance Matters and Board Practices

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-

on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See item (iv) below, “Compensation of the Management Board and Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including recently adopted requirements for pay ratio disclosure and a proposal — no longer on the SEC’s current rulemaking agenda - for disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law. In July 2015, the SEC issued its proposed compensation “clawback” rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. Although not withdrawn, that proposal is also no longer listed on the SEC’s current rule-making agenda. If adopted as proposed, these requirements would also apply to foreign private issuers. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitbestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G, “Corporate governance” in our 2017 20-F for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G, of our 2017 20-F includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see “Directors and Senior Management — The General Partner’s Supervisory Board,” “—The General Partner’s Management Board,” and “—The Supervisory Board of FMC-AG & Co. KGaA,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, see “Compensation of the Management Board and the Supervisory Board - Commitments to Members of Management for the event of the termination of their appointment” in item iv below. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), Dr. Gerd Krick and Deborah Doyle McWhinney, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•                        overseeing management’s accounting and financial reporting process, the performance of the internal audit function and the effectiveness of the internal control systems;

•                        overseeing the independence and performance of the FMC-AG & Co. KGaA’s outside auditors

•                        overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Business Conduct;

•                        overseeing the effectiveness of our risk management system;

•                        overseeing our corporate governance performance according to the German Corporate Governance Code;

•                        providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•                        overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•                        recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our AGM) and approval of their fees;

•                        retaining the services of our independent auditors to audit our financial statements and approval of their fees; and

•                        pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, “Management’s annual report on internal control over financial reporting” in our 2017 20-F.

In 2005, we established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members two of which are members of the supervisory board of the General Partner, Management AG, designated by it, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises and decides on certain extraordinary management measures, including:

•                        transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue (this review by the Joint Committee is in addition to review under our pooling agreement), and

•                        acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the supervisory board and suggests suitable candidates to the supervisory board and for its nomination prospects to the General Meeting. The nomination committee consists of Dr. Gerd Krick (Chairman), Dr. Dieter Schenk (Vice Chairman) and Rolf A. Classon.

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members are currently Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the U.S. Department of Health and Human Services and the Centers for Medicare and Medicaid Services for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees consisting entirely of independent directors (see Item 16G, “Corporate governance” in our 2017 20-F), as well as the NYSE rule requiring such companies to maintain independent nominating committees)..

(iv)          Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The compensation report of FMC-AG & Co. KGaA (“Compensation Report”) summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board of the Company are described. The Compensation Report is part of the Management Report on the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as at December 31, 2017 that we prepare in accordance with German Law (HGB). The Compensation Report is prepared on the basis of the recommendations of the German Corporate Governance Code. The Compensation Report also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The entire supervisory board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The supervisory board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is created from among the supervisory board of Fresenius Medical Care Management AG’s members. The Human

Resources Committee is composed of Mr. Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston, Dr. Dieter Schenk and Mr. Rolf A. Classon.

The current Management Board compensation system was approved by the General Meeting of FMC-AG & Co. KGaA on May 12, 2016, and is reviewed by an independent external compensation expert on a regular basis. The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of our business and to reward them based on their duties and performance as well as their success in managing our economic and financial position giving due regard to the peer environment.

The amount of the total compensation of the members of the Management Board is measured taking particular account of a horizontal comparison with the compensation of management board members of other DAX-listed companies and similar companies of comparable size and performance in a relevant peer environment. Furthermore, the relation of the overall compensation of the members of the Management Board and that of the senior management as well as the staff overall, as determined by way of a vertical comparison, is taken into account.

The compensation of the Management Board is, as a whole, performance-based and consisted of three elements in the fiscal year:

•                  non-performance-based compensation (fixed compensation and fringe benefits)

•                  short-term performance-based compensation (one-year variable compensation (bonus))

•                  components with long-term incentive effects (multi-year variable compensation comprised of share-based compensation with cash settlement and stock options)

I.     Fixed compensation

The Management Board members receive a fixed amount as basic compensation. In Germany or Hong Kong, as the case may be, the fixed compensation is paid in twelve equal monthly installments. To the extent the fixed compensation is paid to members of the Management Board in the U.S., payment is made in accordance with local customs in twenty-four equal instalments.

Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars and special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

II.    Performance-based compensation

Performance-based compensation is awarded as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (comprising share-based compensation with cash settlement). The share-based compensation with cash settlement consist of the so-called “Share Based Award”, resulting as a deferral amount from the one-year variable compensation, as well as of “Performance Shares” which are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as our share price development, which are granted in the context of the Fresenius Medical Care Long-Term Incentive Plan 2016 (hereinafter: “LTIP 2016”). Under the Fresenius Medical Care Long-Term Incentive Program 2011 (hereinafter: “LTIP 2011”), replaced by the LTIP 2016, the members of the Management Board may under certain conditions also exercise stock options or share-based compensation with cash settlement already granted in the form of phantom stock granted. In addition, the supervisory board of Fresenius Medical Care Management AG may grant a discretionary bonus for extraordinary performances.

One-year variable compensation and Share Based Award

One-year variable compensation and Share Based Award

The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and common targets:

•                  net income growth,

•                  free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) in percent of revenue,

•                  operating income margin

The targets are weighted differently depending on the department of the Management Board or its functions. In the case of Messrs. Rice Powell and Michael Brosnan (both with corporate group functions) as well as Dr. Olaf Schermeier (Research & Development), the net income growth is weighted with 80%. In the case of Messrs. Ronald Kuerbitz (Management Board member until February 17, 2017), William Valle (Management Board member since February 17, 2017), Dominik Wehner (Management Board member until the end of December 31,

2017) and Harry de Wit (each of them being Management Board members with regional responsibility) as well as Mr. Kent Wanzek (Global Manufacturing & Quality), the net income growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the operating margins contributes another 20%. The target free cash flow as a percentage of the sales revenues is uniformly measured with 20% for all members of the Management Board.

	Net income growth	Free cash flow in % of revenues	Operating margin (regional)

Corporate group functions and/or Research & Development	80%	20%	—

Regional functions and/or Global Manufacturing & Quality	60%	20%	20%

The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved. The net income growth to be achieved is taken into account up to a growth rate of 10%. The targets regarding the respective free cash flow as a percentage of revenues fall within a range of rates between 3% and 6% and are evaluated within the Group or, as the case may be, in the relevant regions. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins is compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities:

	Minimum (0% target achievement)	Target achievement 100%	Maximum (120% target achievement)

Net income growth	0.00%	8.00%	10.00%
Free cash flow in % of revenues	3.00%	5.71%	6.00%
Operating margin (regional)	Individual target corridors between 13.00% and 18.50%, depending on the respective responsibilities

Multiplying the level of the respective overall target achievement by the respective fixed compensation and another fixed multiplier results in the total amount, of which a 75% share is paid out in cash to the Management Board members as one-year variable compensation after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board’s maximum achievable one-year variable compensation is limited as regards to specific amounts.

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

Amount of Cash Payments

					Short-term performance		Cash compensation
	Non-performance related				related		(without long-term
	compensation				compensation		incentive components)
	Fixed compensation		Other benefits(1)		Bonus
in € THOUS	2017	2016(2)	2017	2016(2)	2017	2016(2)	2017	2016(2)

Management board members serving as of December 31, 2017
Rice Powell	1,217	1,242	173	121	2,297	2,403	3,687	3,766
Michael Brosnan	735	696	134	194	1,315	1,300	2,184	2,190
Dr. Olaf Schermeier	490	450	134	83	970	891	1,594	1,424
William Valle(3)	721	—	88	—	1,291	—	2,100	—
Kent Wanzek	575	539	85	112	1,085	1,054	1,745	1,705
Dominik Wehner(4)	425	406	38	37	732	804	1,195	1,247
Harry de Wit(3)	480	360	321	213	950	713	1,751	1,286

Former members of the management board who resigned during the fiscal years 2017 or 2016(5)
Ronald Kuerbitz	109	845	43	19	—	1,476	152	2,340
Roberto Fusté	—	145	—	73	—	—	—	218
Total:	4,752	4,683	1,016	852	8,640	8,641	14,408	14,176

(1) Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(3) Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. William Valle has been appointed as member of the Management Board only with effect as of February 17, 2017 and Mr. Harry de Wit with effect as of April 1, 2016 and, therefore, they have received compensation payments to be set out herein only as of such date.

(4) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(5) Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the so-called Share Based Award, which is included in the compensation components with long-term incentive effects. The Share Based Award is subject to a three-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, our non-renewal of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA shares upon exercise after the waiting period.

In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year acquired entitlements to Share Based Awards valued at €3,418 THOUS (2016: €3,281 THOUS). Based on the already fixed value, the allocation of the specific number of virtual shares made by the supervisory board of Fresenius Medical Care Management AG takes place no sooner than March of the following year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise date and, thus, as the basis for the determination of the payment of the relevant stock-based compensation after the end of the three-year waiting period.

The components with long-term incentive effects contain a limit option for the case of extraordinary developments.

Performance Shares

In addition to the Share Based Award, the members of the Management Board were also granted so-called “Performance Shares” on the basis of the LTIP 2016, as further performance-related components with a long-term incentive effect. The LTIP 2016 was approved in the fiscal year 2016 by the supervisory board of Fresenius Medical Care Management AG upon recommendation of the Human Resources Committee and replaces the LTIP 2011. As of the end of 2015, no further stock options may be granted under the LTIP 2011. Performance Shares are virtual remuneration instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of our share price. The LTIP 2016 stipulates that the Management Board members may be granted Performance Shares once or twice a year in the years 2016 to 2018. For the members of the Management Board, the supervisory board of Fresenius Medical Care Management AG determines, after due consideration and taking into account the responsibilities and performances of the respective members of the Management Board, the so-called “grant value”, as the initial amount for each grant to be made to members of the Management Board. This grant value is divided by the applicable fair value of a Performance Share at the grant date, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, whereby the total loss of all granted Performance Shares as well as a doubling (at most) of that number is possible. The number of Performance Shares after the three-year performance period, resulting from the respective target achievement, is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of our shares during a thirty-day period prior to the expiration of this vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

The degree of the total target achievement during the three-year performance period is determined on the basis of the three performance targets (i) revenue growth, (ii) annual growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA (“net income growth”) as well as (iii) increase of the return on invested capital (Return on Invested Capital (hereinafter: “ROIC”)). The target corridors and targets are as set out in the table below:

	Growth/increase	Target achievement	Weight
Performance target 1: Revenue growth	< 0%	0%	1/3
	7%	100%
	> 16%	200%
Performance target 2: Net income growth	< 0%	0%	1/3
	7%	100%
	> 14%	200%
Performance target 3: ROIC level against target ROIC	0.2 percentage points below target ROIC	0%	1/3
	target ROIC	100%
	0.2 percentage points above target ROIC	200%

Upon the introduction of the LTIP 2016, the initial ROIC target for the year 2016 was set at 7.3% and, on this basis, increases by 0.2 percentage points each year. Consequently, the ROIC target for 2017 is 7.5% and will increase to 7.7% (2018), 7.9% (2019) and 8.1% (2020) in subsequent years. For each revenue growth and/or any net income growth and ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC target in the third year of an assessment period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the respective assessment period.

Each of these three performance targets accounts for one-third in the calculation of the yearly target achievement, which is calculated for each year of the three-year performance period. The overall target achievement at the end of the three-year performance period is determined by the mean of these three average yearly target achievements. The overall target achievement can lie in a corridor between 0% and 200%.

The number of Performance Shares granted to the Management Board members at the beginning of the performance period is multiplied by the percentage of the overall target achievement in order to determine the final number of Performance Shares that form the basis of the cash compensation under the LTIP 2016 as described above.

In the course of the fiscal year, a total of 614,985 Performance Shares (2016: 642,349) were granted to all eligible participants under the LTIP 2016. This includes 73,746 Performance Shares (2016: 79,888) with a total value of €5,474 THOUS (2016: €6,170 THOUS), which were granted to the members of the Management Board. The relevant fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €75.12 (2016: €76.80) for grants in euro (applies to Messrs. Dr. Olaf Schermeier, Harry de Wit, Dominik Wehner) and to $86.39 (2016: $85.06) for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek). By the end of the fiscal year, the Management Board members being in office on December 31, 2017, held a total of 150,993 Performance Shares (2016: 79,888).

For the fiscal year, the value of the share-based compensation with cash settlement issued to the members of the Management Board in each case, is shown respectively compared to the previous year, in the following table:

Long-term Incentive Components

	Share-based
	compensation
	with cash settlement(1)
in € THOUS	2017	2016(2)

Management board members serving as of December 31, 2017
Rice Powell	2,247	2,415
Michael Brosnan	1,290	1,306
Dr. Olaf Schermeier	1,039	1,072
William Valle	1,265	—
Kent Wanzek	1,060	1,120
Dominik Wehner(3)	960	1,043
Harry de Wit	1,033	1,013

Former members of the management board who resigned during the fiscal years 2017 or 2016(4)
Ronald Kuerbitz	—	1,482
Roberto Fusté	—	—
Total:	8,894	9,451

(1) This includes Performance Shares pursuant to the LTIP 2016 as well as Share Based Award granted to the Management Board members during the fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(3) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(4) Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of predefined waiting- and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-term Incentive Components

			Share-based
			compensation with		Share-based
	Stock Options		cash settlement(1)		compensation
in € THOUS	2017	2016	2017	2016	2017	2016

Management board members serving as of December 31, 2017
Rice Powell	957	593	1,960	668	2,917	1,261
Michael Brosnan	174	605	639	726	813	1,331
Dr. Olaf Schermeier	385	190	1,058	401	1,443	591
William Valle(2)	—	—	121	—	121	—
Kent Wanzek	398	288	1,131	398	1,529	686
Dominik Wehner(3)	718	169	3,965	376	4,683	545
Harry de Wit(2)	—	—	596	122	596	122

Former members of the management board who resigned during the fiscal years 2017 or 2016(4)
Ronald Kuerbitz(5)	(438)	190	(852)	494	(1,290)	684
Roberto Fusté	—	887	—	1,014	—	1,901
Total:	2,194	2,922	8,618	4,199	10,812	7,121

(1) This includes expenses for Performance Shares under the LTIP 2016, expenses for phantom stocks under the LTIP 2011 and expenses for the Share Based Award.

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. William Valle has been appointed as member of the Management Board only with effect as of February 17, 2017 and Mr. Harry de Wit with effect as of April 1, 2016 and, therefore, they have received compensation payments to be set out herein only as of such date.

(3) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017. The expenses for long-term incentive components result from the compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award which must be paid or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions.

(4) Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

(5) Following Mr. Ronald Kuerbitz’s resignation from the Management Board, no further expenses arose in the fiscal year just ended. The negative amounts result from the cancelation, without substitution, of all Share Based Awards granted and not vested by February 17, 2017, all multi-year variable compensation components granted under the LTIP 2011 not vested by February 17, 2017 pursuant to the conditions of the LTIP 2011 and all Performance Shares granted under the LTIP 2016.

Focus on sustainable corporate development

To the extent the portion of the performance-based components with long-term incentive effects (i.e. Performance Shares and Share Based Award) does not reach 50% of the sum of all variable compensation components for the respective fiscal year, it has been contractually provided that the one-year variable compensation shall be reduced accordingly. The Share Based Award is increased correspondingly. This shall ensure that the compensation structure is always oriented towards a sustainable corporate development.

Stock options and phantom stock

Until the end of the fiscal year 2015 grants under the LTIP 2011, which consisted of the Stock Option Plan 2011 and the Phantom Stock Plan 2011, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, the members of the Management Board may exercise stock options or phantom stock, which have already been granted, taking into consideration the blackout periods applicable to the exercise of such instruments, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service- and/or employment relationship.

Under the LTIP 2011, a combination of stock options and phantom stock awards was granted to the participants. The number of stock options and phantom stock awards to be granted to the members of the Management Board was determined by the supervisory board of Fresenius Medical Care Management AG in its reasonable discretion. In principle, all members of the Management Board were entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board were entitled to choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50.

Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards.

The success target for stock options and phantom stock is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum. Deviating from this, the success target for phantom stock granted in the fiscal year 2015 is also achieved if under the global efficiency program an amount of $200 M has been saved until the end of the fiscal year 2015 and, until the end of the fiscal years 2016 to 2018, an amount of $300 M is saved, each in comparison to January 1, 2013, and also the respective group target for fiscal years 2015 to 2018 — each as expected and communicated — have been achieved and confirmed by the auditor. If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%; this principle of proportional cancelation also applies to the additional success target for phantom stock as resolved by the supervisory board of Fresenius Medical Care Management AG in the fiscal year 2015.

At the end of the fiscal year the members of the Management Board held a total of 819,491 stock options originating from the Stock Option Plan 2011. By the end of the previous fiscal year, the members of the Management Board held a total of 1,010,784 stock options originating from the Stock Option Plan 2011 and the Stock Option Plan 2006, which did not exist anymore at the end of the current fiscal year. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see section “Conditional Capital” of the Notes. Moreover, the Management Board members held, by the end of the fiscal year, a total of 73,432 phantom stock (2016: 81,019) pursuant to the Phantom Stock Plan 2011.

The development and status of stock options of the members of the Management Board serving at December 31 of the fiscal year in the fiscal year are shown in more detail in the following table:

Development and Status of the Stock Options

		Rice Powell	Michael Brosnan	Dr. Olaf Schermeier	William Valle	Kent Wanzek	Dominik Wehner	Harry de Wit	Total:

Options outstanding January 1, 2017	Number	344,793	199,200	96,488	60,000	131,970	109,344	—	941,795
	Weighted average exercise price in €	60.89	58.84	63.88	64.16	65.10	61.75	—	61.66

Options exercised during the fiscal year	Number	60,000	49,800	—	—	—	12,504	—	122,304
	Weighted average exercise price in €	42.68	42.68	—	—	—	43.02	—	42.71
	Weighted average share price in €	84.45	85.06	—	—	—	84.69	—	84.72

Options outstanding December 31, 2017	Number	284,793	149,400	96,488	60,000	131,970	96,840	—	819,491
	Weighted average exercise price in €	64.73	64.23	63.88	64.16	65.10	64.17	—	64.49
	Weighted average remaining contractual life in years	4.64	4.51	4.99	4.56	4.46	4.86	—	4.65
	Range of exercise prices in €	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	—	49.76 - 76.99

Options exercisable December 31, 2017	Number	60,693	37,350	9,338	15,000	37,350	9,690	—	169,421
	Weighted average exercise price in €	52.76	53.00	49.76	52.73	53.00	53.12	—	52.72

III.  Total Compensation

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

Total Compensation

					Total compensation
	Cash compensation		Components with		(including long-term
	(without long-term		long-term		incentive
	incentive components)		incentive effect		components)
in € THOUS	2017	2016(1)	2017	2016(1)	2017	2016(1)

Management board members serving as of December 31, 2017
Rice Powell	3,687	3,766	2,247	2,415	5,934	6,181
Michael Brosnan	2,184	2,190	1,290	1,306	3,474	3,496
Dr. Olaf Schermeier	1,594	1,424	1,039	1,072	2,633	2,496
William Valle	2,100	—	1,265	—	3,365	—
Kent Wanzek	1,745	1,705	1,060	1,120	2,805	2,825
Dominik Wehner(2)	1,195	1,247	960	1,043	2,155	2,290
Harry de Wit	1,751	1,286	1,033	1,013	2,784	2,299

Former members of the management board who resigned during the fiscal years 2017 or 2016(3)
Ronald Kuerbitz	152	2,340	—	1,482	152	3,822
Roberto Fusté	—	218	—	—	—	218
Total:	14,408	14,176	8,894	9,451	23,302	23,627

(1) Please note for purposes of comparison between the amounts indicated with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(2) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(3) Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

IV. Commitments to members of the Management Board for the event of termination of their appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz (Management Board member until February 17, 2017), Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Dominik Wehner (Management Board member until the end of December 31, 2017) have been entered into by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), however, calculated by reference to the amount of the recipient’s most recent base salary.

The retirement pension will be based on 30% of the last fixed compensation and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, “BetrAVG”). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the spousal pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. William Valle (Management Board member as of February 17, 2017) and Mr. Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8.1 THOUS (2016: $7.95 THOUS) were earned in the fiscal year in each case and allocated in January 2018 to the Management Board members mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. We support our employees hereby with contributions of up to 50% of the yearly made payments.

Furthermore, the Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz (Management Board member until February 17, 2017) have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

From the time of his previous employment activities for Fresenius Medical Care Deutschland GmbH, a pension commitment existed for Management Board member Mr. Dominik Wehner (Management Board member until the end of December 31, 2017). This pension commitment was based on the Fresenius companies’ pension scheme of January 1, 1988 and provides old-age pensions, disability pensions and surviving dependents’ pensions. As a result of his service agreement with Fresenius Medical Care Management AG, the latter initially assumed this pension commitment and continued the commitment on the basis of Mr. Wehner’s compensation as Management Board member. In the fiscal year 2017 this pension commitment was fully replaced by the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 amounted to €212 THOUS (2016: €4,035 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments

	As of		As of
in € THOUS	January 1, 2017	Increase	December 31, 2017

Rice Powell	10,272	(268)	10,004
Michael Brosnan	4,984	669	5,653
Dr. Olaf Schermeier	575	189	764
William Valle	—	—	—
Kent Wanzek	2,761	282	3,043
Dominik Wehner(1)	2,949	(660)	2,289
Harry de Wit	—	—	—
Total:	21,541	212	21,753

(1) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual fixed compensation for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of our control.

V.    Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of 12 months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the agreement.

Mr. Dominik Wehner, who was a member of the Management Board until the end of December 31, 2017, receives all compensation components he is entitled to for the fiscal year. In his termination agreement, it was agreed with respect to the compensation components he is entitled to by contract for the period from January 1, 2018 to March 31, 2022 that Mr. Dominik Wehner will receive annual basic compensation of €425 THOUS and an annual bonus of 30% of his basic compensation. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €42 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award must be paid or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner will no longer be granted any components with long-term incentive effects as of the fiscal year 2018 (including). As of the completion of the age of 65, Mr. Dominik Wehner will receive a company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

In the fiscal year 2017, Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received fixed compensation (in the amount of €109 THOUS) and fringe benefits (in the amount of €43 THOUS). For the fiscal year 2017, Mr. Ronald Kuerbitz was not granted any one-year or multi-year variable compensation components. The long-term compensation components in the amount of €977 THOUS granted on the basis of the Stock Option Plan 2006 and the LTIP 2011 and vested by February 17, 2017 pursuant to the applicable conditions were fully paid to him in the fiscal year 2017. All Share Based Awards granted and not vested by February 17, 2017 and all multi-year variable compensation components granted under the LTIP 2011 and not vested by February 17, 2017 and all Performance Shares granted under the LTIP 2016 have been cancelled without substitution. As of February 17, 2017 and for a maximum period of two years, Mr. Ronald Kuerbitz receives annual non-compete compensation of €538 THOUS for the post-employment non-compete obligation agreed. In addition, Mr. Ronald Kuerbitz received one-off compensation of €852 THOUS which had been agreed with him in the context of his resignation from the Management Board of the General Partner. The payment of this compensation is linked to the successful completion of various projects, part of which have not yet been completed as at the time of the agreement, and thus ensures that Mr. Ronald Kuerbitz’s involvement even after his resignation from the Management Board. It was also agreed with him that, after the end of his service agreement, he acts as advisor to National Medical Care, Inc. as of August 14, 2017 until the end of August 13, 2018. The consideration to be granted for such services (including reimbursement of expenses) amounts to €55 THOUS for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a company-funded retirement pension of €122 THOUS per year. The type and amount of the benefits granted and allocations made in favor of Mr. Ronald Kuerbitz during the fiscal year just ended are shown in the tables in the section below.

Mr.Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €239 THOUS (2016: €0 THOUS) in the fiscal year. On the occasion of the termination of his service agreement with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018, and that he would act as an advisor to the Chairman of the Management Board. For this, he received non-compete compensation of €377 THOUS and an advisory fee in the amount of €377 THOUS in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €338 THOUS (2016: €338 THOUS) without any fringe benefits during the fiscal year (2016: €7 THOUS). On the occasion of the termination of his service agreement as a member of the Management Board effective as of April 30, 2015, a two-year post-employment non-compete obligation was agreed upon with Prof. Emanuele Gatti. As compensation for this, Prof. Emanuele Gatti received annual non-compete compensation in the amount of €488 THOUS. In the fiscal year Prof. Gatti received partial non-compete compensation in the amount of €163 THOUS (2016: €488 THOUS).

As agreed, Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, did not receive any annual non-compete compensation in the fiscal year for his post-contractual non-compete obligation, since it was not effective anymore in the fiscal year (2016: €486 THOUS). A consulting agreement was entered into with Dr. Rainer Runte for the period beginning March 1, 2017 which term meanwhile has been extended until March 31, 2018. By this consulting agreement, Dr. Rainer Runte will provide consulting services on certain fields. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts to €165 THOUS for the fiscal year.

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2022; meanwhile, the term of this agreement has been reduced in the fiscal year 2017 to December 31, 2021. By this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €580 THOUS (2016: €585 THOUS). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounts to €1,996 THOUS (2016: €3,357 THOUS) as at December 31 of the fiscal year.

In the fiscal year, no loans or advance payments of future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG.

The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany we have agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for us and our affiliates, if such claims exceed their liability under German law. To secure such obligations, we have concluded a Directors & Officers liability insurance with an excess in compliance with the specifications according to German stock corporation law. The indemnity covers each member of the Management Board during their respective term on the Management Board and also for claims that arise in connection therewith after the respective termination of their term.

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned above under section “Commitments to members of the Management Board for the event of the termination of their appointment.” As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of €21,930 THOUS (2016: €20,469 THOUS), of which €2,409 THOUS were attributable to Mr. Ronald Kuerbitz.

VI. Tables of the value of benefits granted and of the allocation

The German Corporate Governance Code provides that the compensation report shall include information for each member of the Management Board on the benefits granted and allocations made as well as on the pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted as well as on the allocations made. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

Benefits granted to serving members of the Management Board as of December 31, 2017

	Rice Powell				Michael Brosnan
	Chairman of the Management Board				Chief Financial Officer
	Member of the Management Board since December 21, 2005(2)				Member of the Management Board since January 1, 2010
	2017	2017	2017	2016(3)	2017	2017	2017	2016(3)
in € THOUS		Minimum	Maximum			Minimum	Maximum

Fixed compensation	1,217	1,217	1,217	1,242	735	735	735	696
Fringe benefits(1)	173	173	173	121	134	134	134	194
Total non-performance-based compensation	1,390	1,390	1,390	1,363	869	869	869	890

One-year variable compensation	2,008	166	2,410	2,050	1,212	110	1,455	1,148
Multi-year variable compensation / components with long-term incentive effects	2,247	—	n.a.	2,415	1,289	—	n.a.	1,306
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	916	—	n.a.	877	624	—	n.a.	537
thereof LTIP 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	1,331	—	n.a.	1,538	665	—	n.a.	769
Total non-performance-based and performance-based compensation	5,645	1,556	n.a.	5,828	3,370	979	n.a.	3,344
Pension expense	773	773	773	741	694	694	694	666
Value of benefits granted	6,418	2,329	n.a.	6,569	4,064	1,673	n.a.	4,010

	Dr. Olaf Schermeier				William Valle
	Member of the Management Board for Global Research and Development				Member of the Management Board for North America
	Member of the Management Board since March 1, 2013				Member of the Management Board since February 17, 2017
	2017	2017	2017	2016(3)	2017	2017	2017	2016(3)
		Minimum	Maximum			Minimum	Maximum

Fixed compensation	490	490	490	450	721	721	721	—
Fringe benefits(1)	134	134	134	83	88	88	88	—
Total non-performance-based compensation	624	624	624	533	809	809	809	—

One-year variable compensation	809	74	970	743	1,190	108	1,428	—
Multi-year variable compensation / components with long-term incentive effects	1,039	—	n.a.	1,072	1,265	—	n.a.	—
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	323	—	n.a.	297	600	—	n.a.	—
thereof LTIP 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	716	—	n.a.	775	665	—	n.a.	—
Total non-performance-based and performance-based compensation	2,472	698	n.a.	2,348	3,264	917	n.a.	—
Pension expense	204	204	204	151	—	—	—	—
Value of benefits granted	2,676	902	n.a.	2,499	3,264	917	n.a.	—

(1) Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2) The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

Benefits granted to serving members of the Management Board as of December 31, 2017

	Kent Wanzek
	Member of the Management Board for Global				Dominik Wehner(3)
	Manufacturing & Quality				Member of the Management Board for EMEA
	Member of the Management Board since January 1, 2010				Member of the Management Board since April 1, 2014
	2017	2017	2017	2016(2)	2017	2017	2017	2016(2)
in € THOUS		Minimum	Maximum			Minimum	Maximum

Fixed compensation	575	575	575	539	425	425	425	406
Fringe benefits(1)	85	85	85	112	38	38	38	37
Total non-performance-based compensation	660	660	660	651	463	463	463	443

One-year variable compensation	949	86	1,139	890	701	64	842	670
Multi-year variable compensation / components with long-term incentive effects	1,059	—	n.a.	1,120	960	—	n.a.	1,043
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	394	—	n.a.	351	244	—	n.a.	268
thereof LTIP 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	665	—	n.a.	769	716	—	n.a.	775
Total non-performance-based and performance-based compensation	2,668	746	n.a.	2,661	2,124	527	n.a.	2,156
Pension expense	402	402	402	379	146	146	146	98
Value of benefits granted	3,070	1,148	n.a.	3,040	2,270	673	n.a.	2,254

	Harry de Wit
	Member of the Management Board for Asia-Pacific
	Member of the Management Board since April 1, 2016
	2017	2017	2017	2016(2)
		Minimum	Maximum

Fixed compensation	480	480	480	360
Fringe benefits(1)	321	321	321	213
Total non-performance-based compensation	801	801	801	573

One-year variable compensation	792	72	950	594
Multi-year variable compensation / components with long-term incentive effects	1,033	—	n.a.	1,013
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	317	—	n.a.	238
thereof LTIP 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	716	—	n.a.	775
Total non-performance-based and performance-based compensation	2,626	873	n.a.	2,180
Pension expense	—	—	—	—
Value of benefits granted	2,626	873	n.a.	2,180

(1) Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(3) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

Benefits granted to former members of the Management Board who retired in fiscal year 2017

	Ronald Kuerbitz
	Member of the Management Board for North America
	Member of the Management Board until February 17, 2017
	2017	2017	2017	2016(2)
in € THOUS		Minimum	Maximum

Fixed compensation	109	109	109	845
Fringe benefits(1)	43	43	43	19
Total non-performance-based compensation	152	152	152	864

One-year variable compensation	1,366	124	1,639	1,394
Multi-year variable compensation / components with long-term incentive effects	—	—	n.a.	1,482
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	—	—	n.a.	713
thereof LTIP 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	—	—	n.a.	769
Total non-performance-based and performance-based compensation	1,518	276	n.a.	3,740
Pension expense	797	797	797	751
Value of benefits granted	2,315	1,073	n.a.	4,491

(1) Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

Allocations

	Serving members of the Management Board as of December 31, 2017																		Former member of the Management Board (retired in fiscal year)
	Rice Powell		Michael Brosnan			Dr. Olaf Schermeier		William Valle			Kent Wanzek		Dominik Wehner				Harry de Wit		Ronald Kuerbitz(5)
	Chairman of the Management Board		Chief Financial Officer			Member of the Management Board for Global Research and Development		Member of the Management Board for North America			Member of the Management Board for Global Manufacturing & Quality		Member of the Management Board for EMEA				Member of the Management Board for Asia-Pacific		Member of the Management Board for North America
	Member of the Management Board since December 21, 2005(2)		Member of the Management Board since January 1, 2010			Member of the Management Board since March 1, 2013		Member of the Management Board since February 17, 2017			Member of the Management Board since January 1, 2010		Member of the Management Board since April 1, 2014				Member of the Management Board since April 1, 2016		Member of the Management Board until February 17, 2017
in € THOUS	2017	2016(3)	2017	2016(3)		2017	2016(3)	2017		2016(3)	2017	2016(3)	2017		2016(3)		2017	2016(3)	2017	2016(3)

Fixed compensation	1,217	1,242	735	696		490	450	721		—	575	539	425		406		480	360	109	845
Fringe benefits(1)	173	121	134	194		134	83	88		—	85	112	38		37		321	213	43	19
Total non-performance based compensation	1,390	1,363	869	890		624	533	809		—	660	651	463		443		801	573	152	864

One-year variable compensation	2,297	2,403	1,315	1,300		970	891	1,291		—	1,085	1,054	732		804		950	713	—	1,476
Multi-year variable compensation / components with long-term incentive effects	2,787	3,273	2,288	2,006		130	—	20		—	218	2,437	536		346		—	—	—	100
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2012	—	598	—	376		—	—	—		—	—	314	—		—		—	—	—	—
Grant 2013	205	—	126	—		72	—	—		—	167	—	—		—		—	—	—	—
thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2009	—	2,043	—	1,506	(6)	—	—	—		—	—	—	—		316	(6)	—	—	—	—
Grant 2010	2,506	446	2,111	—		—	—	—		—	—	1,999	521	(6)	—		—	—	—	—
thereof LTIP 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2011	—	186	—	124		—	—	—		—	—	124	—		30	(6)	—	—	—	100	(6)
Grant 2012	76	—	51	—		—	—	20	(6)	—	51	—	15	(6)	—		—	—	—	—
Grant 2013	—	—	—	—		58	—	—		—	—	—	—		—		—	—	—	—

Other	—	—	—	—		—	—	—		—	—	—	—		—		—	—	—	—
Total non-performance-based and performance-based compensation	6,474	7,039	4,472	4,196		1,724	1,424	2,120		—	1,963	4,142	1,731		1,593		1,751	1,286	152	2,440
Pension expense	773	741	694	666		204	151	—		—	402	379	146		98		—	—	797	751
Allocation	7,247	7,780	5,166	4,862		1,928	1,575	2,120		—	2,365	4,521	1,877		1,691		1,751	1,286	949	3,191

(1) Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2) The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(4) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(5) Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017. In addition to the indicated compensation, Mr. Ronald Kuerbitz received multi-year variable compensation in the fiscal year which was granted prior to his appointment to the Management Board but was allocated to him only after his resignation from the Management Board (Stock Option Plan 2006 - Grant 2010 (Allocation: €348, fair value at grant: €81), LTIP 2011 — Stock Option Plan 2011 - Grant 2011 (Allocation: €382, fair value at grant: €403), LTIP 2011 — Stock Option Plan 2011 - Grant 2012 (Allocation: €208; fair value at grant: €380) und LTIP 2011 - Phantom Stock Plan 2011 - Grant 2012 (Allocation: €39, fair value at grant: €116)).

(6) The indicated amounts are allocations from multi-year variable compensation which have been granted to the respective members of the Management Board prior to their appointment to the Management Board: Michael Brosnan (Stock Option Plan 2006 - Grant 2006 - fair value at grant €252), William Valle (LTIP 2011 - Phantom Stock Plan 2011  - Grant 2012 - fair value at grant €58), Dominik Wehner (Stock Option Plan 2006 - Grant 2009 - fair value at grant €56, Stock Option Plan 2006 - Grant 2010 - fair value at grant €105,  LTIP 2011 - Phantom Stock Plan 2011 - Grant 2011 - fair value at grant €41, LTIP 2011 - Phantom Stock Plan 2011 - Grant 2012 - fair value at grant €41), Ronald Kuerbitz (LTIP 2011 - Phantom Stock Plan 2011 - Grant 2011 - fair value at grant €130).

Compensation of the Supervisory Board

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association. The Annual General Meeting resolved on May 12, 2016 to adjust the amount of the fixed compensation of the Supervisory Board with effect as of January 1, 2017.

Each Supervisory Board member receives a fixed salary of $88 THOUS (2016: $80 THOUS) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $88 THOUS (2016: $80 THOUS) and his deputy additional compensation of $44 THOUS (2016: $40 THOUS) per respective complete fiscal year.

In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in basic earnings per share (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable performance-related remuneration component is $60 THOUS in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70 THOUS in the corridor from 9.00 to 9.99% and $80 THOUS in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following the approval of our annual financial statements for the respective fiscal year. For the fiscal year 2017, the 3-year average EPS growth for the fiscal years 2015, 2016 and 2017 was relevant.

In application of the principles above, for the previous year the entitlement to a payment of variable performance-related compensation of $587 THOUS (2016: $0) was achieved.

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $44 THOUS (2016: $40 THOUS). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $22 THOUS and $11 THOUS a year (2016: $20 THOUS and $10 THOUS, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in our Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the supervisory board of the General Partner Fresenius Medical Care Management AG at the same time, and receive compensation for his work on the supervisory board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the supervisory board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation of the members of the supervisory board of Fresenius Medical Care Management AG and the compensation of the members of its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA. See Item (vi), “Material transactions between FMC-AG & Co. KGaA and its subsidiaries and directors, officers and controlling persons of FMC-AG & Co. KGaA — General Partner reimbursement,” below.

The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in their exercise of their offices, which also include the applicable VAT.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following table:

Compensation of the Supervisory Board

	Fixed compensation		Fixed compensation		Compensation for		Compensation for
	for Supervisory Board at		for Supervisory Board at		committee services at		committee services at		Non-performance related
	FMC Management AG		FMC-AG & Co. KGaA		FMC Management AG		FMC-AG & Co. KGaA		compensation
in € THOUS(1)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Dr. Gerd Krick	39	36	117	108	58	54	39	40	253	238
Stephan Sturm(2)	156	82	—	—	68	16	—	4	224	102
Rolf A. Classon	39	36	39	36	117	89	49	32	244	193
Rachel Empey(3)	26	—	—	—	—	—	—	—	26	—
William P. Johnston	39	36	39	36	107	103	58	51	243	226
Deborah Doyle McWhinney(4)	—	—	78	46	—	—	39	23	117	69
Dr. Dieter Schenk	58	54	58	54	97	74	—	—	213	182
Pascale Witz(5)	—	—	78	46	—	—	—	—	78	46
Dr. Ulf M. Schneider(6)	—	72	—	—	—	32	—	—	—	104
Dr. Walter L. Weisman(7)	—	14	—	14	—	16	—	20	—	64
Prof. Dr. Bernd Fahrholz(8)	—	—	—	26	—	—	—	16	—	42
Total	357	330	409	366	447	384	185	186	1,398	1,266

(1) Shown without VAT and withholding tax, translation of U.S. dollar amounts at respective average exchange rates for the respective year.

(2) Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Stephan Sturm was appointed as member of the Supervisory Board of FMC Management AG as of May 11, 2016, and as Chairman as of June 30, 2016. He was elected as member and Chairman of the Human Resources Committee as of September 27, 2016. Therefore, he received the respective compensation payments to be set out herein as of the respective dates.

(3) Member of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Rachel Empey was appointed as member of the Supervisory Board of FMC Management AG not until September 1, 2017, and, therefore, received compensation payments to be set out herein as of this date.

(4) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(5) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Pascale Witz was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(6) Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Ulf M. Schneider was appointed as member of the Supervisory Board of FMC Management AG until June 30, 2016, and, therefore, received compensation payments to be set out herein until this date.

(7) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Walter L. Weisman was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

(8) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Bernd Fahrholz was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

Compensation of the Supervisory Board

	Performance Related		Performance Related
	Compensation in		Compensation in		Performance Related
	FMC Management AG		FMC-AG & Co. KGaA		Compensation		Total compensation
in € THOUS(1)	2017	2016	2017	2016	2017	2016	2017	2016

Dr. Gerd Krick	35	—	35	—	70	—	323	238
Stephan Sturm(2)	71	—	—	—	71	—	295	102
Rolf A. Classon	35	—	35	—	70	—	314	193
Rachel Empey(3)	24	—	—	—	24	—	50	—
William P. Johnston	35	—	35	—	70	—	313	226
Deborah Doyle McWhinney(4)	—	—	71	—	71	—	188	69
Dr. Dieter Schenk	35	—	35	—	70	—	283	182
Pascale Witz(5)	—	—	71	—	71	—	149	46
Dr. Ulf M. Schneider(6)	—	—	—	—	—	—	—	104
Dr. Walter L. Weisman(7)	—	—	—	—	—	—	—	64
Prof. Dr. Bernd Fahrholz(8)	—	—	—	—	—	—	—	42
Total	235	—	282	—	517	—	1,915	1,266

(1) Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective year.

(2) Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Stephan Sturm was appointed as member of the Supervisory Board of FMC Management AG as of May 11, 2016, and as Chairman as of June 30, 2016. He was elected as member and Chairman of the Human Resources Committee as of September 27, 2016. Therefore, he received the respective compensation payments to be set out herein as of the respective dates.

(3) Member of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Rachel Empey was appointed as member of the Supervisory Board of FMC Management AG not until September 1, 2017, and, therefore, received compensation payments to be set out herein as of this date.

(4) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(5) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Pascale Witz was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(6) Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Ulf M. Schneider was appointed as member of the Supervisory Board of FMC Management AG until June 30, 2016, and, therefore, received compensation payments to be set out herein until this date.

(7) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Walter L. Weisman was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

(8) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Bernd Fahrholz was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

(v)                                 Options to Purchase our Securities

Fresenius Medical Care AG & Co. KGaA share-based plans

At December 31, 2017, we had various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA LTIP 2016

As of May 11, 2016, the issuance of stock options and phantom stocks under LTIP 2011 is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in our long-term, sustained success, the Management Board and the supervisory board of Management AG have approved and adopted LTIP 2016 as a successor program effective January 1, 2016.

The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called “Performance Shares” annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as our share price development.

For members of the Management Board, the Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives their base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of our shares over a period of thirty calendar days prior to the respective grant date. The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth, (ii) growth in net income attributable to shareholders of FMC-AG & Co. KGaA (“net income growth”) and (iii) ROIC improvement.

Revenue, net income and ROIC are determined according to IFRS in euro based on full year results. Revenue growth and net income growth, for the purpose of this plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the net income growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. In 2016, the target ROIC was 7.3% and will increase by 0.2% each subsequent year until 2020. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

The final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

During 2017, we awarded 614,985 Performance Shares under the LTIP 2016 including 73,746 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €83.40 each and a total fair value of €51,290 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2016, we awarded 642,349 Performance Shares under the LTIP 2016, including 79,888 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €76.19 each and a total fair value of €48,941 THOUS which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the our LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and phantom stocks. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of our shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

Phantom stock awards under the LTIP 2011 entitle the holders to receive payment in euro from us upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of our shares on the exercise date. Phantom stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

During 2015, under the LTIP 2011, we awarded 3,073,360 stock options, including 502,980 stock options granted to the Management Board, at a weighted average exercise price of €77.06, a weighted average fair value of €15.00 each and a total fair value of €46,088 THOUS which will be amortized over the four-year vesting period. We also awarded 607,828 shares of phantom stock, including 62,516 shares of phantom stock granted to members of the Management Board at a measurement date weighted average fair value of €73.81 each and a total fair value of €44,864 THOUS, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

New incentive bonus plan

In 2017, the Management Board was eligible for performance—related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for fiscal year 2017 consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2017 will be paid in the following year, after the consolidated financial statements for 2017 have been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which we did not extend). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

Share-based compensation related to this plan for years ending 2017, 2016 and 2015 was €3,418 THOUS, €3,281 THOUS and €801 THOUS, respectively.

Fresenius Medical Care AG & Co. KGaA stock option plan 2006

The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (“Amended 2006 Plan”) was established with a conditional capital increase up to €12,800 THOUS, subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split effected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15,000 THOUS by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. As at December 31, 2017 there are no further exercisable stock options under the Amended 2006 Plan.

Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or otherwise disposed of.

Information on holdings under share-based plans

At December 31, 2017, the Management Board held 819,491 stock options and our employees held 4,007,643 stock options under our various share-based compensation plans.

At December 31, 2017, the Management Board held 73,432 phantom shares and our employees held 691,164 phantom shares under the 2011 Incentive Plan.

At December 31, 2017, the Management Board held 150,993 Performance Shares and our employees of held 1,042,923 Performance Shares under the LTIP 2016.

Subsidiary stock incentive plans

Subsidiary stock incentive plans were established during 2014 in conjunction with two acquisitions we made. Under these plans, two of our subsidiaries are authorized to issue a total of 116,103,806 Incentive Units. The Incentive Units have two types of vesting conditions: a service condition and a performance condition. Of the total Incentive Units granted, eighty percent vest ratably over a four year period and twenty percent vest upon the achievement of certain of the relevant subsidiary’s performance targets over a six year vesting period (the “Performance Units”).

Fifty percent of the Performance Units will vest upon achievement of performance targets in 2017. The remaining 50%, plus any unvested Performance Units, will vest upon achievement of performance targets in 2019. All of the Performance Units will vest upon achievement of performance targets in 2020, if not previously vested. Additionally, for one of the subsidiaries, all Performance Units not previously vested will vest upon successful completion of an initial public offering.

As of December 31, 2017, 2016 and 2015, €2,041 THOUS, €13,820 THOUS and €15,721 THOUS, respectively, total unrecognized compensation expenses related to unvested Incentive Units under the plans. These costs are expected to be recognized over a weighted average period of 1.3 years.

We used the Monte Carlo pricing model in determining the fair value of the awards under this incentive plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. Our assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries.

(vi)                  Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to these transactions and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in our 2017 20-F. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•             the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•             the terms “Fresenius SE and its affiliates” or the “Fresenius SE Companies” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real Property Leases

We are party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for our corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026. As of December 31, 2017 and 2016, future minimum rental payments under non-cancellable operating leases with Fresenius SE were €53,374 THOUS and €17,097 THOUS as well as €118,962 THOUS and €121,844 THOUS with other Fresenius SE affiliates, respectively.

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Medical Care” name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•             to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services”;

•             to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•             to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names.

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2017, we sold products to Fresenius SE in the amount of €30,530 THOUS. In 2017, we made purchases from Fresenius SE in the amount of €40,467 THOUS.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

In addition to the above mentioned service and lease agreements, we sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. We do not have a direct supply agreement with Kabi USA and do not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

We entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. We agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9,327 THOUS (€8,567 THOUS at December 31, 2015) for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

In December 2010, we formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., (“VFMCRP”), an equity method investee of which we own 45%, with Galenica Ltd. (now known as Vifor Pharma Ltd). We have entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP. See Item 4, “Information on the Company — Business overview — Renal pharmaceuticals,” in our 2017 20-F for additional information.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. For 2017, Fresenius SE and its affiliates charged us approximately €103.195 THOUS for these services. Conversely, we have provided central purchasing services to other divisions and subsidiaries of Fresenius SE. For 2017, we charged approximately €11,492 THOUS to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Below is a summary, including our receivables from and payables to the indicated parties resulting from the transactions with related parties described above under “Real Property Leases,” “Supply Agreements,” and “Services Agreements.”

Service agreements, lease agreements and products

	2017		2016		2015		December 31, 2017		December 31, 2016
in € THOUS	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable

Service agreements (1)
Fresenius SE	381	21,704	389	20,220	229	18,262	40	2,948	132	51
Fresenius SE affiliates	11,111	81,491	4,866	74,083	11,796	68,304	9,445	4,696	822	2,856
Equity method investees	17,797	—	17,578	—	21,063	—	1,738	—	2,506	—
Total	29,289	103,195	22,833	94,303	33,088	86,566	11,223	7,644	3,460	2,907

Lease agreements
Fresenius SE	—	8,456	—	9,475	—	8,671	—	—	—	—
Fresenius SE affiliates	—	13,676	—	13,717	—	13,319	—	—	—	—
Total	—	22,132	—	23,192	—	21,990	—	—	—	—

Products
Fresenius SE	1	—	2	—	4	—	—	—	—	—
Fresenius SE affiliates	30,529	40,467	26,049	43,390	25,184	33,498	9,148	3,976	7,948	4,787
Equity method investees	—	399,180	—	371,241	—	248,166	—	36,550	—	55,329
Total	30,530	439,647	26,051	414,631	25,188	281,664	9,148	40,526	7,948	60,116

(1) In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,397 and €3,359 at December 31, 2017 and 2016.

Financing

We receive short-term financing from and provides short-term financing to Fresenius SE. We also utilize Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2017 and December 31, 2016, we had accounts receivable from Fresenius SE related to short-term financing in the amount of €91,026 THOUS and €197,883 THOUS, respectively. As of December 31, 2017 and December 31, 2016, we had accounts payable to Fresenius SE related to short-term financing in the amount of €76,159 THOUS and €186,350 THOUS, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, we borrowed €1,500 THOUS from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2018 with an interest rate of 1.100%. On November 28, 2013, we borrowed an additional €1,500 THOUS with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2018 with an interest rate of 1.100%.

On June 12, 2014, we provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 THOUS at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

We provided unsecured term loans to one of its equity method investees during 2015 and 2016 in the amount of CHF 78,416 THOUS (€71,928 THOUS based upon the average exchange rate for the twelve months ended December 31, 2016). These loans were repaid in full during the first half of 2016. The loans were entered into in order to fund the 2015 sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee’s payments for license and distribution agreements. These marketing rights were sold to this equity method investee in 2015 which resulted in a gain of approximately €10,058 THOUS, after tax.

At December 31, 2017 and December 31, 2016, a subsidiary of Fresenius SE held unsecured senior notes (“bonds”) we issued in the amount of €6,000 THOUS and €8,300 THOUS, respectively. The bonds were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these bonds, see note 14 of the notes to the consolidated financial statements included in our 2017 20-F.

On December 31, 2017, we borrowed from Fresenius SE in the amount of €6,000 THOUS at an interest rate of 0.825%. For further information on this loan agreement, see note 13 of the notes to the consolidated financial statements included in our 2017 20-F. On December 31, 2016, we provided a cash advance to Fresenius SE in the amount of €36,245 THOUS on an unsecured basis at an interest rate of 0.771%.

Other Interests

Dr. Dieter Schenk, vice chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, was a partner in the law firm of Noerr LLP until December 31, 2017, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. We incurred expenses in the amount €2,337 THOUS, €1,258 THOUS, and €863 THOUS for these services during 2017, 2016 and 2015, respectively. Dr. Dieter Schenk is also one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.29% of the voting shares of Fresenius SE. Dr. Dieter Schenk is also the chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung. See “— Item (i), Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA — Security Ownership of Certain Beneficial Owners of Fresenius SE,” above.

Dr. Gerd Krick, Chairman of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the supervisory board of our General Partner as well as Chairman of the supervisory board of Fresenius SE and chairman of the supervisory board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, vice chairman of the supervisory board of our General Partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also vice chairman of the supervisory board of Fresenius Management SE. Mr. Rolf A. Classon and Mr. William P. Johnston are members of both our Supervisory Board and our general partner’s supervisory board. See Item (iii), “Directors and Senior Management — The Supervisory Board of FMC-AG & Co. KGaA,” above.

General Partner Reimbursement

Our Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of our business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €25,995 THOUS, €18,153 THOUS and €15,199 THOUS, respectively, for its management services during 2017, 2016 and 2015 and included an annual fee of €120 THOUS as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 THOUS as of December 31, 2017). As of December 31, 2017 and December 31, 2016, we had accounts receivable from the General Partner in the amount of €246 THOUS and €174 THOUS, respectively. As of December 31, 2017 and December 31, 2016, we had accounts payable to the General Partner in the amount of €23,020 THOUS and €14,696 THOUS, respectively.  See Item 16G, “Corporate governance — The legal structure of FMC AG & Co. KGaA,” in our 2017 20-F.

(vii)        Principal Accountant Fees and Services

In the AGM held on May 12, 2016, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2017 fiscal year. KPMG billed the following fees to us for professional services in each of the last three years:

Fees

	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
in € THOUS	2017		2016		2015

Audit fees	8,629	1,232	7,896	1,060	7,831	1,052
Audit-related fees	59	18	53	42	101	17
Tax fees	830	169	164	—	198	—
Other fees	716	110	4,703	4,689	5,066	5,063

The current lead engagement partner for the audit of the consolidated financial statements assumed responsibility in 2017.

Audit fees are the aggregate fees billed by KPMG for the audit of our consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services, subject to regulatory requirements. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits. Other fees include amounts related to supply chain consulting fees.

Fees billed by KPMG for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with International Financial Reporting Standards. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law.

Our financial statements are also included in registration statements and reports that we file with the Securities and Exchange Commission. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in Item (iii) “Directors and Senior Management” above.

Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount and nature.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, another fee level and fee structure, approves the request accordingly. Services that are not included in the catalog or that exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2017, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $190 THOUS (€168 THOUS).